UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 38)*

Saul Centers, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

804395 10 1

(CUSIP Number)

William F. Anhut, Jr. 7501 Wisconsin Avenue, Suite 1500 Bethesda, Maryland 20814 (301) 986-6108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 27 Pages

13D

CUSIP NO. 804395 10 1	Page 2 of 27 Pages

1.	NAMES OF REPORTING PERSONS B. Francis Saul II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 166,510
	8.	SHARED VOTING POWER (See Item 5) 10,989,252
	9.	SOLE DISPOSITIVE POWER (See Item 5) 166,510
	10.	SHARED DISPOSITIVE POWER (See Item 5) 10,989,252
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,155,762
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14.	TYPE OF REPORTING PERSON IN

13D

CUSIP NO. 804395 10 1	Page 3 of 27 Pages

1.	NAMES OF REPORTING PERSONS B. F. Saul Property Company (formerly Franklin Property Company)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 310,480
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 310,480
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,480
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14.	TYPE OF REPORTING PERSON CO

13D

CUSIP NO. 804395 10 1	Page 4 of 27 Pages

1.	NAMES OF REPORTING PERSONS Westminster Investing Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 403,726
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 403,726
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,726
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON CO

13D

CUSIP NO. 804395 10 1	Page 5 of 27 Pages

1.	NAMES OF REPORTING PERSONS Van Ness Square Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 35,062
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 35,062
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,062
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON CO

13D

CUSIP NO. 804395 10 1	Page 6 of 27 Pages

1.	NAMES OF REPORTING PERSONS B.F. Saul Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 245,262
	8.	SHARED VOTING POWER (See Item 5) 10,216,698
	9.	SOLE DISPOSITIVE POWER (See Item 5) 245,262
	10.	SHARED DISPOSITIVE POWER (See Item 5) 10,216,698
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,461,960
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14.	TYPE OF REPORTING PERSON CO

13D

CUSIP NO. 804395 10 1	Page 7 of 27 Pages

1.	NAMES OF REPORTING PERSONS B.F. Saul Real Estate Investment Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 8,288,870
	8.	SHARED VOTING POWER (See Item 5) 1,617,348
	9.	SOLE DISPOSITIVE POWER (See Item 5) 8,288,870
	10.	SHARED DISPOSITIVE POWER (See Item 5) 1,617,348
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,906,218
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14.	TYPE OF REPORTING PERSON OO

13D

CUSIP NO. 804395 10 1	Page 8 of 27 Pages

1.	NAMES OF REPORTING PERSONS Avenel Executive Park Phase II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 1,682
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 1,682
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,682
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO

13D

CUSIP NO. 804395 10 1	Page 9 of 27 Pages

1.	NAMES OF REPORTING PERSONS Dearborn, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 1,600,182
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 1,600,182
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,182
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14.	TYPE OF REPORTING PERSON OO

13D

CUSIP NO. 804395 10 1	Page 10 of 27 Pages

1.	NAMES OF REPORTING PERSONS SHLP Unit Acquisition Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 15,484
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 15,484
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,484
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON CO

Page 11 of 27 Pages

AMENDMENT NO. 38

TO

SCHEDULE 13D

ITEM 1.	Security and Issuer.

This statement on Schedule 13D, as amended from time to time (the “Schedule 13D”) is being filed with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Saul Centers, Inc., a Maryland corporation (“Saul Centers”), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814.

ITEM 2.	Identity and Background.

Item 2 is amended in its entirety to read as follows:

This statement is filed by (1) B. Francis Saul II, (2) B. F. Saul Property Company (formerly Franklin Property Company), (3) Westminster Investing Corporation, (4) Van Ness Square Corporation, (5) B. F. Saul Company (the “Saul Company”), (6) B. F. Saul Real Estate Investment Trust (the “Saul Trust”), (7) Avenel Executive Park Phase II, L.L.C., (8) Dearborn, L.L.C. and (9) SHLP Unit Acquisition Corp. (“SHLP Unit”), all or some of whom may be considered a group for the purposes of Rule 13d-1. B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, the Saul Company, the Saul Trust, Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C. and SHLP Unit are hereinafter referred to collectively as the “Saul Entities.”

B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) Saul Centers, (ii) the Saul Company, and (iii) the Saul Trust. The business address for Mr. Saul, Saul Centers, Saul Company and the Saul Trust is 7501 Wisconsin Avenue, Bethesda, Maryland 20814. The principal business of each of the foregoing entities is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Company is a corporation organized and existing under the laws of the District of Columbia. The Saul Trust, a real estate investment trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company.

B. F. Saul Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Page 12 of 27 Pages

Avenel Executive Park Phase II, L.L.C., a Maryland limited liability company, is a company engaged in the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Avenel Executive Park Phase II, L.L.C.

Dearborn, L.L.C., a Delaware limited liability company, is a company engaged in the ownership and development of real estate and the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Dearborn, L.L.C.

SHLP Unit, a Maryland corporation and wholly owned subsidiary of the Saul Trust, is a company engaged in the ownership of equity interests in affiliated entities.

The address of the principal business and principal office of each of the Saul Entities is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Information about the directors and/or executive officers of each of the Saul Entities is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Saul Entities.

B. F. Saul Property Company

Name[1]	Position with Company and Present Principal Occupation if Different

B. Francis Saul III	Chairman of the Board and President; President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President and Director; Vice President and Assistant Secretary, Saul Centers, Inc.

Thomas H. McCormick	Director; Senior Vice President and General Counsel, Saul Centers, Inc.

Jessica L. Parker	Secretary and Director

Patrick T. Connors	Senior Vice President

Steven N. Corey	Senior Vice President – Office Leasing

Henry C. Parrish III	Senior Vice President

Mark G. Carrier	Senior Vice President

Joel A. Friedman	Treasurer and Senior Vice President; Vice President and Chief Accounting Officer, Saul Centers, Inc.

[1]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 13 of 27 Pages

Bryon S. Barlow	Senior Vice President – Office Management

Kenneth F. Kovach	Senior Vice President

Westminster Investing Corporation

Name[2]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chairman of the Board, President and Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

B. Francis Saul III	Executive Vice President and Director; President and Director, Saul Centers, Inc.

George M. Rogers, Jr.[3]	Director; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP

Thomas H. McCormick	Executive Vice President and General Counsel; Senior Vice President and General Counsel, Saul Centers, Inc.

Van Ness Square Corporation

Name[4]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

B. Francis Saul III	President, Secretary and Director; President and Director, Saul Centers, Inc.

William F. Anhut, Jr.	Vice President, Treasurer and Director; Vice President, Saul Centers, Inc.

B. F. Saul Company

Name[5]	Position with Company and Present Principal Occupation if Different

[2]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[3]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.
[4]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

Page 14 of 27 Pages

B. Francis Saul II	Chairman of the Board and Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

B. Francis Saul III	President and Director; President and Director, Saul Centers, Inc.

Thomas H. McCormick	General Counsel, Senior Vice President, Chief Financial Officer and Director; Senior Vice President and General Counsel, Saul Centers, Inc.

George M. Rogers, Jr.[6]	Director; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP

John R. Whitmore[7]	Director; Financial Consultant; Director, Saul Centers, Inc.

Kashiyo Enokido	Executive Vice President

Mark G. Carrier	Senior Vice President

Patrick T. Connors	Senior Vice President

Steven N. Corey	Senior Vice President – Office Leasing

J. Page Lansdale	Senior Vice President; Senior Vice President, Saul Centers, Inc.

Robert M. Wulff	Senior Vice President; Senior Vice President, Saul Centers, Inc.

Bryon S. Barlow	Senior Vice President – Office Management

Burke F. Hayes	Senior Vice President

Ted Koutris	Senior Vice President

Kenneth F. Kovach	Senior Vice President

[5]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.
[6]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.
[7]	Mr. Whitmore’s business address is 630 Fifth Avenue, Suite 2045, New York, New York 10111.

Page 15 of 27 Pages

Henry C. Parrish III	Senior Vice President

Victoria Perkins	Senior Vice President

Joel A. Friedman	Senior Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Merle F. Sustersich	Senior Vice President

B. F. Saul Real Estate Investment Trust

Name[8]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Trustee, Chairman and Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

Gilbert M. Grosvenor[9]	Trustee; Chairman of the Board of Trustees, National Geographic Society; Director, Saul Centers, Inc.

George M. Rogers, Jr.[10]	Trustee; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP.

John R. Whitmore[11]	Trustee; Financial Consultant; Director, Saul Centers, Inc.

Philip D. Caraci	Trustee; Vice Chairman, Saul Centers, Inc.

B. Francis Saul III	Trustee, Senior Vice President and Secretary; President and Director, Saul Centers, Inc.

Thomas H. McCormick	Vice President, General Counsel and Chief Financial Officer; Senior Vice President and General Counsel, Saul Centers, Inc.

[8]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[9]	Mr. Grosvenor’s business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.
[10]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037
[11]	Mr. Whitmore’s business address is 630 Fifth Avenue, New York, New York 10111.

Page 16 of 27 Pages

Joel A. Friedman	Vice President, Treasurer and Chief Accounting Officer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Bryon S. Barlow	Vice President

Patrick T. Connors	Vice President

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Mark G. Carrier	Vice President

Steven N. Corey	Vice President

Donald A. Hachey	Vice President; Vice President, Saul Centers, Inc.

J. Page Lansdale	Vice President; Senior Vice President, Saul Centers, Inc.

Henry C. Parrish III	Vice President

Mark L. Rigsby	Vice President

Victoria Perkins	Vice President

John A. Spain	Vice President

Merle F. Sustersich	Vice President

Robert M. Wulff	Vice President; Senior Vice President, Saul Centers, Inc.

Avenel Executive Park Phase II, L.L.C.

Name[12]	Position with Company and Present Principal Occupation if Different

B. Francis Saul III	President; President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Patrick T. Connors	Vice President

J. Page Lansdale	Vice President; Senior Vice President, Saul Centers,

[12]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 17 of 27 Pages

Inc.

Joel A. Friedman	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Dearborn, L.L.C.

Name[13]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

B. Francis Saul III	President; President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Joel A. Friedman	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Patrick T. Connors	Vice President

J. Page Lansdale	Vice President; Senior Vice President, Saul Centers, Inc.

Henry C. Parrish III	Vice President

SHLP Unit Acquisition Corp.

Name[14]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

B. Francis Saul III	President; President and Director, Saul Centers, Inc.

Thomas H. McCormick	Vice President and Secretary; Senior Vice President and General Counsel, Saul Centers, Inc.

[13]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.
[14]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 18 of 27 Pages

Joel A. Friedman	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

John A. Spain	Vice President

Elizabeth R. Cook	Assistant Secretary

Deborah D. Gault	Assistant Treasurer

None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended in its entirety to read as follows:

In August 2011, Saul Centers entered into an agreement (the “Purchase Agreement”) to sell Common Stock and units of limited partnership interests in Saul Holdings Limited Partnership with an aggregate value of $55.8 million dollars to the Saul Trust to finance, in part, the acquisition of a portfolio of three shopping center properties. The property acquisition and stock and unit sale were consummated on September 23, 2011. The purchase price per share and per unit was approximately $33.12, which was equal to the average closing prices of the Common Stock listed on the New York Stock Exchange for the five trading days ending with the trading day immediately preceding the date of closing of the property acquisition.

Page 19 of 27 Pages

Pursuant to the Purchase Agreement, the Saul Trust acquired 186,968 shares of Common Stock for $6.2 million in cash from working capital. The Saul Trust assigned its right to acquire units of limited partnership interests in Saul Holdings Limited Partnership to SHLP Unit. SHLP Unit acquired 1,497,814 units for approximately $49.6 million in cash from working capital. The units acquired by SHLP Unit are restricted and are not currently convertible into shares of Common Stock within 60 days.

A Deferred Compensation and Stock Plan for Directors (the “Directors Plan”) was established by Saul Centers for the benefit of its directors and their beneficiaries. Pursuant to the Directors Plan, B. Francis Saul II has elected to defer all of his director’s fees into a stock deferred fee account. Fees earned during a calendar quarter are aggregated and divided by the Common Stock’s closing market price on the first trading day of the following quarter to determine the number of shares to be allocated to Mr. Saul. Upon the occurrence of events specified in the Directors Plan, amounts credited to the stock deferred fee account shall be paid by the delivery by Saul Centers of certificates representing a like number of shares of Common Stock. Under the terms of the Directors Plan, Mr. Saul is not eligible to vote or dispose of the shares of Common Stock until they are issued. Because Mr. Saul does not have the current ability to vote or dispose of the shares of Common Stock, they have not historically been reported on the Schedule 13D. However, although unlikely at this time, some of the events that would cause the delivery of the Common Stock to Mr. Saul could, in theory, take place within 60 days.

On the date of Amendment No. 38, Mr. Saul had deferred fees that would entitle him to delivery of 21,376 shares of Common Stock.

Amounts held in the stock deferred fee account receive dividends on the same basis as shares of Common Stock, with dividends being reinvested on terms identical to Saul Centers’ DRIP. Since the date of Amendment No. 37, the following dividend reinvestments were made pursuant to Mr. Saul’s stock deferred fee account:

Date of Reinvestment	Amount reinvested	Price per share	Number of shares

July 29, 2011	$7,480.41	$38.30	195.309
October 31, 2011	$7,616.80	$34.82	218.729

Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the “DRIP”) through which holders of Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment No. 37 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on July 29, 2011 and October 31, 2011. The Saul Trust, B.F. Saul Property Company, Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C., and the Saul Company participated in the DRIP on July 29, 2011 and October 31, 2011 and, consequently, were issued additional shares of Common Stock in lieu of receiving cash payments. SHLP Unit participated in the DRIP on

Page 20 of 27 Pages

October 31, 2011 and was issued shares of Common Stock in lieu of receiving a cash payment. The total amount reinvested and the number of shares acquired by such entities are as follows:

Saul Trust

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

July 29, 2011	$2,859,255.72	$38.30	74,653.417
October 31, 2011	$2,953,431.55	$34.82	84,812..668

B. F. Saul Property Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

July 29, 2011	$188,841.36	$38.30	4,930.532
October 31, 2011	$190,591.87	$34.82	5,473.161

Avenel Executive Park Phase II, L.L.C.

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

July 29, 2011	$4,462.00	$38.30	116.500
October 31, 2011	$4,494.00	$34.82	129.053

Dearborn, L.L.C.

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

July 29, 2011	$811,865.74	$38.30	21,197.317
October 31, 2011	$819,482.90	$34.82	23,532.806

Saul Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

July 29, 2011	$86,577.17	$38.30	2,260.477
October 31, 2011	$87,390.94	$34.82	2,509.575

SHLP Unit

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

October 31, 2011	$539,199.33	$34.82	15,484.000

Under Saul Centers’ 2004 Stock Plan, the Board of Directors has approved an annual award of 200 shares of Common Stock to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. B. Francis Saul II has

Page 21 of 27 Pages

elected to participate in the DRIP with respect to these shares. In addition, under the 2004 Stock Plan, Mr. Saul receives an annual grant of an option to purchase 2,500 shares. Options to purchase 20,000 shares are exercisable within 60 days of this Amendment. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

July 29, 2011	$968.61	$38.30	25.290
October 31, 2011	$977.72	$34.82	28.077

In addition, Mrs. Patricia E. Saul, the wife of B. Francis Saul II, has participated in the DRIP. The additional shares of Common Stock issued pursuant to the DRIP to Mrs. Patricia E. Saul are being reported in this Schedule 13D because B. Francis Saul II, by reason of his possible influence over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by Mrs. Patricia E. Saul.

The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Patricia E. Saul (Mrs.)

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

July 29, 2011	$29,763.44	$38.30	777.105
October 31, 2011	$30,043.20	$34.82	862.740

ITEM 4.	Purpose of Transaction.

Item 4 is amended in its entirety to read as follows:

The purpose of the acquisition of shares of Common Stock by the Saul Entities, the Trusts (as defined in Item 5(b) below), B. Francis Saul II and Patricia E. Saul is investment. The Saul Entities, the Trusts, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Articles of Incorporation, as amended, of Saul Centers.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended in its entirety to read as follows:

a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

Reporting Person	Number of Shares Beneficially Owned		Percentage Of Class (%)
B. Francis Saul II	11,155,762	(1)	49.0

Page 22 of 27 Pages

B. F. Saul Company	10,461,960	(2)	46.0
B. F. Saul Real Estate Investment Trust	9,906,218	(3)	43.6
Westminster Investing Corporation	403,726		2.1
Avenel Executive Park Phase II, L.L.C.	1,682		0.0
Dearborn, L.L.C.	1,600,182	(4)	7.9
B. F. Saul Property Company	310,480		1.6
Van Ness Square Corporation	35,062		0.2
SHLP Unit Acquisition Corp.	15,484		0.1

(1)	Includes all of the shares of Common Stock beneficially owned by the Saul Entities, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 2,744 shares of Common Stock directly and owns options to purchase 20,000 shares of Common Stock that are exercisable within 60 days, as well as 21,376 shares of phantom stock pursuant to the Directors Plan, which may be exchanged for shares of Common Stock under certain circumstances. In addition, units equivalent to 99,376 shares of Common Stock are held in the individual 401(k) account of B. Francis Saul II. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. Mr. Saul disclaims beneficial ownership of 23,014 shares held by the Trusts, 84,316 shares held by Mrs. Patricia E. Saul and units equivalent to 4,188 shares of Common Stock held in the individual 401(k) account Mrs. Patricia E. Saul.
(2)	Includes all of the shares of Common Stock beneficially owned by B. F. Saul Property Company, the Saul Trust, Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C. and SHLP Unit. B. F. Saul Company owns 245,262 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Company because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.
(3)	Includes all of the shares of Common Stock beneficially owned by Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C. and SHLP Unit. The Saul Trust owns 5,738,004 shares of Common Stock directly and holds units of limited partnership interest in Saul Holdings Limited Partnership convertible into 2,550,866 shares of Common Stock that are exercisable within 60 days. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Trust because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.
(4)	Dearborn, L.L.C. owns 484,048 shares of Common Stock directly and holds units of limited partnership interests in Saul Holdings Limited Partnership convertible into 1,116,134 shares of Common Stock that are exercisable within 60 days.
(5)	SHLP Unit owns 15,484 shares of Common Stock directly and holds 1,497,814 restricted units of limited partnership interests in Saul Holdings Limited Partnership, which are not convertible into shares of Common Stock within 60 days.

The reporting persons beneficially own a total of 6,914,229 units of limited partnership interests in Saul Holdings Limited Partnership, a Delaware limited partnership (the “Partnership”), which units, in general, are convertible into shares of Common Stock on a one-for-one basis. However, the 1,497,814 units held by SHLP Unit are not convertible into shares of Common Stock within 60 days. Also, under the terms of the limited partnership agreement of the Partnership, units may not be converted if doing so would cause the reporting persons and other affiliates of Mr. Saul to beneficially own collectively greater than 39.9% of the aggregate value of Saul Centers’ outstanding

Page 23 of 27 Pages

equity stock, as calculated pursuant to Saul Centers’ Articles of Incorporation. As a result, 3,247,229 units of limited partnership interest in the Partnership held by the reporting persons are excluded from the totals reported in the preceding table. Fluctuations in the price of the Common Stock and Saul Centers’ preferred stock will cause the number of units that are convertible at any given time to increase or decrease. The Saul Trust and Dearborn, L.L.C. report beneficial ownership of the units of limited partnership interests disclosed in footnotes 3 and 4, respectively.

b. The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Company shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Trust, B. F. Saul Property Company, Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C. and SHLP Unit. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C. and SHLP Unit. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities with the other directors, trustees or general partners of the Saul Entities. The information required by Item 2 with respect to the other directors, trustees and general partners of the Saul Entities is set forth in Item 2 above.

B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust (collectively, the “Trusts”), has the sole power to vote and the sole power to direct the disposition of 23,014 shares of Common Stock held by these Trusts. Because of his possible influence over the trustees and beneficiaries of the trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such trusts and by Mrs. Saul as indicated by the following table:

Owner	Number of Shares
George M. Rogers, Jr., Trustee FBO Francis Saul III & Andrew M. Saul II u/a w/B. Francis Saul II dated 12/30/76	24,500
Bank of America, N.A., Trustee u/w Andrew M. Saul FBO Elizabeth W. Saul	1,000
Trust FBO Elizabeth W. Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	8,621
Trust FBO Andrew M. Saul II u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	6,121
Trust FBO Patricia English Saul u/a dated 12/15/71, George M. Rogers, Jr., Successor Trustee	8,321
Trust FBO Sharon Elizabeth Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	3,000

Patricia E. Saul (Mrs.)	84,316

Page 24 of 27 Pages

Patricia E. Saul (Mrs.) (401(k) account)	4,188

Because Mr. Saul is not the beneficial owner of the shares held by the trusts listed above, these shares are not included in Mr. Saul’s holdings in Item 5(a) above. However, because Mr. Saul has an indirect pecuniary interest in the shares held by his wife, Mrs. Patricia E. Saul, these shares are included in Mr. Saul’s holdings in Item 5(a) above.

The information with respect to the trustees of these trusts and with respect to Mrs. Saul required by Item 2 is as follows.

Bank of America, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers’ business address.

Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Bank of America, N.A., nor Mr. Rogers, nor Mrs. Saul has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers and Mrs. Saul are citizens of the United States of America.

c. Other than as described in Items 3 and 5a above, the persons filing this statement have no knowledge of any other transaction that has occurred since the filing of Amendment No. 37 to this Schedule 13D.

d. Beneficiaries of the Trusts and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Trusts, and Mrs. Saul, respectively. The interest of no such beneficiary, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

e. Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

Page 25 of 27 Pages

Exhibit 1. Joint Filing Agreement dated as of September 6, 2005, incorporated by reference to Exhibit 1 to Amendment No. 23 to the Schedule 13D, filed with the Securities and Exchange Commission on September 8, 2005.

Page 26 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ B. Francis Saul II
November 22, 2011	B. Francis Saul II

B. F. SAUL COMPANY

November 22, 2011	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer

B. F. SAUL PROPERTY COMPANY

November 22, 2011	By:	/s/ B. Francis Saul III
B. Francis Saul III, Chairman and President

WESTMINSTER INVESTING CORPORATION

November 22, 2011	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman, President and Chief Executive Officer

VAN NESS SQUARE CORPORATION

November 22, 2011	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chief Executive Officer

AVENEL EXECUTIVE PARK PHASE II, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

November 22, 2011	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer

Page 27 of 27 Pages

DEARBORN, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

November 22, 2011	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer

B. F. SAUL REAL ESTATE INVESTMENT TRUST

November 22, 2011	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer

SHLP UNIT ACQUISITION CORP.

November 22, 2011	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer